[CITY NETWORK, INC. LETTERHEAD]

                                  June 24, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Flinn
           Staff Accountant

     Re: City Network, Inc.
         Form 10-KSB for the Fiscal Year Ended December 31, 2004
         Form 10-KSB for the Fiscal Quarter Ended March 31, 2005
         File No. 1-31959

Dear Mr. Flinn:

     City Network, Inc. (the "Company") provides the following responses to the Staff's letter dated June 15, 2005:

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Recent Sales of Unregistered Securities, page 21

     1. We note that on January 15, 2004 and June 14, 2004 that you issued shares of your common stock at prices below the quoted market price for your stock per AMEX. Please explain your business purpose for distributing your stock at below fair market value. To the extent any of the participants in these transactions have an employment relationship with your company, tell us how you accounted for the differential between the quoted market price and the shares values used in the transactions. Advise us why the differential did not result in compensation expense.

     On January 15, 2004, the Company issued 500,000 shares of its Common Stock at $1.44 per share pursuant to a private placement exempt from registration pursuant to Regulation S of the Securities Act of 1933, as amended. The shares issued were restricted and did not have registration rights. The closing price of the Common Stock on January 14, 2004 on the American Stock Exchange was $2.45 per share. The Company received aggregate proceeds of $720,000 for this private placement, which was used to purchase the Company's 40% interest in Beijing Putain Hexin Network Technology Company Ltd.

     The offering price reflects trading restrictions on the shares, including the lack of any registration rights and an extreme lack of liquidity of the

Common Stock, which caused the investors to request a significant discount, and the lack of other financing alternatives available to the Company.

     None of the subscribers of Common Stock in this private placement were employees of the Company at the time of or prior to the issuance of the shares. Therefore, the discount did not result in any compensation expense.

     On June 14, 2004, the Company issued 2,500,000 shares of Common Stock in exchange for the conversion in full of short term debt to third parties in the aggregate of $1,680,329. The short term debt was converted at a price of approximately $0.672 per share. The closing price of the Common Stock on June 10, 2004 (the prior trading day) on the American Stock Exchange was $0.81 per share. The offering price reflects trading restrictions on the shares, including the lack of any registration rights and an extreme lack of liquidity of the Common Stock, which caused the investors to request a significant discount, and the lack of other financing alternatives available to the Company. Therefore, the discount did not result in any compensation expense.

     Of the people who received Common Stock in the exchange, twelve, who received in the aggregate 76,000 shares of Common Stock, were employees of the Company at the time of the issuance. One of the stockholders, who received 612,000 shares of Common Stock, was not an employee of the Company at the time but later became an employee of the Company.

Independent Auditor's Report, page F-2

     2. Please explain to us how your auditors considered PCAOB Auditing Standard No. 1 in conjunction with their audit report contained in your Form 10-K.

     The Company's auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company's auditors have revised and reissued their report for the financial statements included in the Company's Form 10-KSB for the Fiscal Year Ended December 31, 2004 to reflect such statement. The Company will amend its Form 10-KSB for the Fiscal Year Ended December 31, 2004 to include the reissued report of the auditors.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

Legal Proceedings, page 20

     3. We note from your disclosure that your are seeking to recover a receivable from Hwa-Ching in the amount of $900,000 and that you were required to put up a $1.2 million temporary guarantee bond for the vendor in the transaction. We also note that you have only recorded a charge of $685,000 related to this contingency. Please advise us how the amount of expense recorded covers the potential loss associated with the bad debt and the lawsuit under SFAS 5.

     The Company has already fully accrued the amount payable to the vendor, Rong-Dian, Co. The amount reserved as an allowance is the difference between the amount of the receivables and the minimum the Company believes it is likely to recover in the lawsuit, based in part on the assessment of the lawyers handling the litigation.

     Should the Staff have any questions, please do not hesitate to contact the undersigned.

                                   Sincerely,

                                   CITY NETWORK, INC.

                                   By: /s/ Tiao-Tsan Lai
                                      ----------------------------
                                   Name: Tiao-Tsan Lai
                                   Title: Chief Executive Officer